May 10, 2022

Via EDGAR

Lauren Pierce

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Pierce:

Re:	Elektor Industries Inc. (the “Company”)
Amendment No. 1 to Form S-1 Filed March 30, 2022 CIK No. 0001912331

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Amendment No. 1 to Form S-1

A Cautionary Note Regarding Forward-Looking Statements, page 4

1.	Please move the factual information about the company and Mr. Malamas’ efforts to develop the business plan to the Prospectus Summary.

ANSWER: We have made the requested change.

Prospectus Summary, page 5

2.	In your prospectus summary, you indicate that you are not a shell company because you were incorporated in Wyoming for a particular purpose. Please revise to state this is your belief.

ANSWER: We have made the requested change.

3.	Please disclose your response to prior comment 3 in the prospectus summary.

ANSWER: We have included our response to prior comment 3 in the prospectus summary.

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The Offering, page 7

4.

Refer to our prior comment 7 and continue to remove references to your stock potentially trading on the Over-the-Counter Bulletin Board. For example, you refer to the Over-the- Counter Bulletin Board on pages 7 and 16.

ANSWER: We have removed all references to the Over-the-Counter Bulletin Board.

Description of Business, page 22

5.

Please revise your business description to clearly delineate between your current operations and activities versus your future business plans. When describing future business plans, clarify what can reasonably be achieved based upon your current funding and potential funding from the registered offering. As just some examples:

•	Revise to remove any implication that you currently have any products. We note in particular the following statement on page 24: “Our main products are solar water pumps and the related and necessary equipment to operate and maintain these solar water pump systems including, but not limited to, battery storage systems, photovoltaic power generating panels, photo cell switching systems and water storage tanks.”
•	Provide the basis for your statement on page 23 that “[o]ur competitive advantage for manufacturing and procurement will allow us to penetrate the currently existing market and expand market share in the various markets.
•	Indicate that your sales and marketing disclosure on page 30 and 31 describes future plans that are dependent upon having sufficient funding and the ability to hire employees such as “sales management and technical professionals.”

ANSWER:

•	We have revised to include the following statement:

“We do not currently have any products. Our objective is to source water pumps and the related and necessary equipment to operate and maintain these solar water pump systems from a third-party manufacturing facility in China.”

•	We have removed the following statement:

“[o]ur competitive advantage for manufacturing and procurement will allow us to penetrate the currently existing market and expand market share in the various markets.”

•	We have revised to include the following statement:

“If we have sufficient funding, we would hire a sales team. The sales employees could be independent sales representatives in the various target countries backed by our sales management and technical professionals. If we do not have sufficient funding these additional hires will not be feasible.”

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Products and Services, page 25

6.

You disclose in response to prior comment 12 that you will be sourcing products under the “Difful” brand from Zhejiang Dingfeng Electric Appliance Co., which will be marketed, sold and distributed as private labelled products under “Elektor” branding. Please describe the material terms of the agreements and arrangements with Zhejiang Dingfeng Electric Appliance Co. and file them as exhibits. In addition, please limit the descriptions of and graphics related to Difful products to only those Difful solar water pumps you have agreements to sell and distribute. Provide credit to the respective source for each graphic and piece of data you did not create yourself and that remain in the prospectus.

ANSWER:  Prior to your last comment letter, we did not have a formal agreement with Zhejiang Dingfeng Electric Appliance Co. (“Zhejiang”), rather, we had an informal verbal agreement.  Since that time, on April 25, 2022, we have entered into a formal Private Label Manufacturing and Supply Agreement with Zhejiang, which we have attached as an exhibit to our prospectus.

The material terms of the agreement are that Zhejiang will manufacture certain water pump products for distribution by us under our own trademarks and trade names.  We are required to pay 1/3 of the cost of the order upon order placement and 2/3 upon delivery.  Zhejiang will warranty their products for 12 months.

In addition, we have provided credit to the respective source for each graphic and piece of data we did not create.

7.

In your response letter, you indicate that Mr. Malamas has spent hundreds of hours and incurred significant operating expenses on behalf of the company.  You also indicate in your response letter and in disclosure on page 25 that Mr. Malamas has purchased and procured the component parts for a prototype of a solar water pump for domestic use and a prototype of an agricultural/commercial solar water pump.  Please disclose the amount of expenses incurred by Mr. Malamas.  Disclose the material terms of your agreements with Mr. Malamas to work as an independent contractor, including any obligations to reimburse Mr. Malamas for his expenses and hours worked on behalf of the company.  In this regard, we note that the company’s expenses through December 31, 2021 consisted of general and administrative expenses of $587 and professional fees of $2,025.  We also note that Mr. Malamas has not received any compensation from the company since inception.  File the agreements between the company and Mr. Malamas as exhibits.

ANSWER:  We do not have a formal written agreement between the Company and Mr. Malamas.  Mr. Malamas has invoiced the Company for expenses incurred for the Quarter ended March 31, 2021 total in the amount of $5,800.  The breakdown of that amount is as follows:

Consulting Services - Design, Sourcing and Assembly	$3,800
300W Solar Panel Quantity 1	$600
12V Batteries Quantity 5	$750
12V to 10V Inverter Quantity 1	$200
110V 1” Water Pump Quantity 1	$450
Total	$5,800

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8.

You appear to indicate in your disclosure on page 25 that Mr. Malamas has consulted on and designed the two prototypes of solar water pumps for domestic use and agricultural/commercial use. Please discuss Mr. Malamas’ business experience in this area and, if appropriate, provide risk factor disclosure if Mr. Malamas lacks experience in the company’s proposed business.

ANSWER:  Mr. Malamas does not have any formal business experience in this area, other than general technical knowledge.  We have added the following risk factor:

“BECAUSE OUR PRESIDENT, MR. DEMETRIOS MALAMAS DOES NOT HAVE ANY PRIOR FORMAL EXPERIENCE WITH SOLAR WATER PUMPS FOR DOMESTIC AND AGRICULTURAL/COMMERCIAL USE, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

Mr. Demetrios Malamas does not have any formal experience with solar water pumps for domestic use and agricultural/commercial use.  He just has general technical knowledge.  As a result, we may need to rely on consultants and other individuals with more experience to help with our business.  Our operations, earnings and ultimate financial success may suffer irreparable harm as a result.”

Sales & Marketing, page 30

9.	Please explain how solar water pumps offer lighting and internet connectivity.

ANSWER:  We have removed the following statement:

“Solar water pumps have vast potential to transform lives and ways of working, offering humanitarian aid and development from lighting and internet connectivity to the water provision.  Regions with abundant solar power are reducing their dependency on highly expensive diesel fuel.”

Market Research & Potential, page 31

10.

Please clarify how the World Health Organization’s list of top ten countries in need of clean water is relevant to your business and two target countries. In this regard, your disclosure focuses on Nigeria’s and Papua New Guinea’s agricultural sectors. Therefore, please provide information relating to the water supply and demand of these markets. Furthermore, we note that you added a statement under “Customers” on page 32 that”[a] study in East Africa found that 22% of solar water pump customers do not use their pumps for farming at all...” Please clarify why this statement is relevant to your target market of one country in west Africa and one country in the southwestern Pacific Ocean.

ANSWER:  We have removed “World Health Organization’s list of top ten” and provided further information relating to the water supply and demand of Nigeria and Papua New Guinea.

We have removed the following statement: “A study in East Africa found that 22% of solar water pump customers do not use their pumps for farming at all, but rather for domestic or small-scale commercial use (e.g., as water sources for schools, places of worship, or construction sites)”.

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Competition, page 33

11.	You continue to refer to the “forecast period” in the first paragraph of this subsection. Please clarify this reference.
ANSWER: We have removed our reference to the “forecast period” in the first paragraph of this subsection.

Employees and Employment Agreements, page 34

12.	In light of the fact that Mr. Malamas is currently the CEO of ACE Funeral Products Ltd., please clarify how Mr. Malamas devotes approximately 40 hours per week to Elektor Industries’ company matters.
ANSWER: Mr. Malamas only devotes approximately 2-20 hours per week to ACE Funeral Products. Therefore, he is able to devote approximately 40 hours per week to our business.

Where You Can Find More Information, page 45

13.

We note your response to our prior comment 6 and reissue in part. Please provide the requested revisions to the disclosure under this subsection. In addition, please clarify whether you will file a Form 8-A before effectiveness of the Form S-1, as you state in your response letter, or after the Form S-1 is effective, as you disclose under the new risk factor on page 14 entitled “If we decided to suspend our obligations to file reports...”

ANSWER: We have added the disclosure and clarify that we intend to file the Form 8-A after the Form S-1 is effective.

Please contact the writer if you have any further questions.

Yours truly,

ELEKTOR INDUSTRIES INC.

Per: /s/ Demetrios Malamas

Demetrios Malamas

President & C.E.O.

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